windelsmarx.com

Robert A. Schwartz	120 Albany Street Plaza, | New Brunswick, NJ 08901
732.448.2548	T. 732.846.7600 | F. 732.846.8877
rschwartz@windelsmarx.com

March 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Washington, DC 20549

Re:         Hanover Bancorp, Inc.

Registration Statement on Form S-4

Filed January 20, 2021

File No. 333-252262

Dear Sir or Madam:

Transmitted along with this cover letter is Amendment No. 1 to the Registration Statement on Form S-4 of Hanover Bancorp, Inc..

We have filed Amendment No. 1 to, among other things, address the comments contained in the February 16, 2021 letter from the Division of Corporate Finance, as well as to update the financial data contained in the Registration Statement to December 31, 2020 data. Set forth below is our response to each of the comments contained in the letter.

Registration Statement on Form S-4 filed January 20, 2021

General

1.	We note the Agreement and Plan of Merger dated as of August 27, 2020 filed as Exhibit No. 2.1. Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements.

As permitted pursuant to Item 601(b)(2) of Regulation S-K, we have noted in the exhibit list in Item 21 of the Form S-4 that “[c]ertain schedules and exhibits have been omitted from the Agreement of Merger as filed with the SEC. The omitted information is considered immaterial from an investor's perspective. The Registrant will furnish to the SEC supplementally a copy of any omitted schedule or exhibit upon request from the SEC.” A similar notation has been made on the cover page to the Agreement and Plan of Merger.

Cover Page

2.	We note your disclosure on page 55 regarding what the merger consideration would have been as of a certain date. Please revise your cover page to include the per share and aggregate merger consideration as of that same date.

We have revised the cover page to include a calculation of the merger consideration as of February 28, 2021.

3.	We note your cover page disclosure that Hanover's common stock is not presently listed on an exchange. Please revise your cover page disclosure to clarify that Hanover's common stock will not be listed following the completion of the transactions.

We have revised the cover page to include a statement that it is not contemplated that Hanover stock will be traded on any exchange or interdealer market following consummation of the merger.

4.	Please revise the cover page to materially describe the formula for determining the aggregate merger consideration, including all potential adjustments to the merger consideration. In this regard, we note that in the event Savoy’s tangible book value is less than $46,000,000 but greater than $34,500,000, the aggregate merger consideration will be reduced by $0.75 for each dollar that Savoy’s tangible book value is less than $46,000,000. In addition, we note that if Savoy’s tangible book value, as adjusted pursuant to the merger agreement, as of the month end prior to closing exceeds $50,000,000, Savoy will declare and pay to its shareholders a special cash dividend equal to the excess over $50,000,000 unless it is legally prohibited from doing so. In the alternative, please cross-reference the relevant disclosure in your Q&A or Summary section that describes the potential adjustments.

We have revised the cover page to include a cross-reference to the relevant disclosure in the Section entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SHAREHOLDER MEETING”.

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2020

Pro Forma Balance Sheet - September 30, 2020 Consolidated, page 19

5.	Please disclose the calculation of the total Savoy Bank purchase price of $61.840 million as presented in footnote (d).

A table establishing the calculation of the total Savoy Bank purchase price has been added to footnote (d).

Comparative Per Share Information, page 23

6.	Please disclose the calculations of earnings per share-diluted of $.46 and book value per share of $5.47 for the equivalent pro forma combined per share of Savoy common stock, including why such disclosure is meaningful in evaluating the proposed transaction.

A new footnote (3) has been added to this table detailing how the pro forma combined per share metric is calculated.

Background of the Merger, page 35

7.	We note your disclosure on page 37 that the Board approved the retention of other experts to assist in the process and that Savoy's regular corporate counsel represented Hanover in the transaction. Please identify the legal counsel that Savoy engaged, along with JMS, to represent it in the merger transaction negotiations. Please also expand your disclosure to identify the "other experts" retained to assist in the process.

We have identified the legal counsel engaged by Savoy. We have also added disclosure with respect to the retention of CEIS Review, Inc. in connection with consulting related to a review of Hanover’s loan portfolio. No other professionals were retained by Savoy.

Opinion of Savoy's Financial Advisor, page 42

8.	Please revise this section to disclose the "long term earnings growth rates provided by Savoy and Hanover representatives" that JMS reviewed in preparation of its fairness opinion. In addition, and to the extent different, please also disclose the "estimated long- term earnings per share growth rate for the years 2021 through 2025," as provided by representatives of Savoy and Hanover, that JMS reviewed. We also note that on page 49 you refer to the estimated earnings per share growth rate provided by Savoy for the years 2020 through 2025. Please revise for consistency.

We have revised disclosure with respect to long term earnings beginning on page 47 in accordance with the above. Similarly, the “Net Present Value Analysis” disclosure on Page 52 was revised in accordance with your comment.

Trading Markets, page 52

9.	We note your disclosure that Hanover common stock will not be listed on any exchange or established trading market upon consummation of the transactions under the merger agreement. Please revise your registration to disclose what your anticipated reporting obligations will be under the Exchange Act following the consummation of the transactions.

We have noted that although Hanover will not be listed on any exchange or established trading market, it will become a reporting company pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, upon the effectiveness of the registration. Accordingly Hanover will file annual, quarterly, and current reports on Forms 10-K, 10-Q, and 8-K with the SEC. We also note, however, that by virtue of Hanover becoming subject to Section 15(d) (as opposed to registering its common stock under Section 12), Hanover (and its directors, officers and large shareholders) will not be subject to compliance with Sections 16, 13(d) and 13(f) beneficial ownership reporting and short-swing trading rules. Similarly, Hanover will not have to comply with the tender offer and proxy rules.

Information About Savoy Bank, page 100

10.	Please provide quantitative and qualitative disclosures about market risk for Savoy Bank. Refer to Item 17.(10) of Form S-4.

The requested disclosure has been added to Savoy Bank’s MD&A on Page 119 of the Registration Statement.

If you require any additional information, please feel free to contract me at (732) 448-2548.

Very truly yours,

/s/ Robert A. Schwartz

Robert A. Schwartz

cc:	Hanover Bancorp, Inc.